Klondex Mines Drilling Details Three Mineralized Structures in the West Zone

Reno, NV & Vancouver, BC – January 20, 2014 – Klondex Mines Ltd. (TSX: KDX; OTCQX: KLNDF), a Nevada gold exploration and development company, today announces assay results from its exploration drill program being conducted west of the main decline at its Fire Creek gold project near Elko, Nevada (Table 1).

Drill hole FC-13-120U (Figure 1) drilled from Muckbay 5 (MB5) and located approximately 30.5 m (100 ft) north of the vent raise access discovery (January 21, 2013) encountered three significant intervals of mineralization starting approximately 39.6 m (130 ft) west of the main decline and 67.1 m (220 ft) west of the Joyce Vein. Previously drilled surface holes, underground drill holes, and underground rib sampling suggests continuity of mineralization of three distinct structures in this west zone, ranging in strike length from 243.8 m (800 ft) to 335.8 m (1,100 ft) and are open along strike and up and down dip.

These structures are all parallel to the Joyce and Vonnie veins with similar distances between each. All three structures were crosscut during development work. The current drill program continues to focus on drilling to increase the confidence in the mineralization along these three structures. Future drilling will also step out to the north and south, along the main decline, to continue testing the extensions of all mineralized structures.

Hole No.	AZI	DIP	Drill Station	Length (m)	LENGTH (ft)	From (meters)	To (meters)	Length (meters)	From (ft)	To (ft)	Length (ft)	Grade (g Au/ Tonne)	Grade (oz Au/st)
FC-13- 120U	260	0	DDS 20 / MB 5	147.6	484.2	14.1	14.6	0.55	46.2	48	1.8	96.1	2.803
and						18.2	18.5	0.30	59.8	60.8	1	11.6	0.338
and						49.7	51.9	2.19	163	170.2	7.2	14.8	0.430
and						102.7	103.6	0.91	337	340	3	28.4	0.828

Table 1: Drill Hole FC-13-120U, true widths are unknown

Mike Doolin, Klondex General Manager stated, “We are very excited with the recent results from Fire Creek’s drill program. This drilling demonstrates the potential of the Fire Creek deposit to host multiple parallel mineralized structures. Our 2014 program is designed to strengthen our knowledge of the deposit and to expand the current resources.”

The technical information contained in this press release has been approved and approved by Marc Odell. He is the Klondex acting Independent Qualified Person (Nevada PE 13708 and SME 2402150) for Practical Mining LLC, and has reviewed and approved the contents of the press release, for the purposes of National Instrument 43-101.

Assays were performed by SGS Minerals Services of Elko, Nevada (an independent laboratory), under the supervision of Klondex staff. For additional sampling parameters, please see the press release dated September 30, 2013.

About Klondex Mines Ltd. (www.klondexmines.com)

Klondex Mines is focused on the exploration and development of its high-grade Fire Creek gold deposit in north central Nevada. Fire Creek is a compelling gold project located in a mining-friendly jurisdiction, near major producers, power, transportation, mining infrastructure and its toll milling facility. As at January 20, 2014, following the closing of the Offering, the Company had 103 million shares issued and outstanding and 135 million shares fully diluted.

For more information, please contact:
Paul Huet
President & CEO
1-775-284-5757
investors@klondexmines.com

Alison Tullis
Manager, Investor Relations
1-647-233-4348
atullis@klondexmines.com

This news release contains certain information that may constitute forward-looking information under applicable Canadian securities legislation, including information about the magnitude and quality of the Fire Creek Project the results of exploration and metallurgical sampling at the Fire Creek Project, the Company's intention and ability to monetize mineralized material, timing of the updated mineral resource estimate at the Fire Creek Project and the bulk sampling program. This forward-looking information entails various risks and uncertainties are based on current expectations, and actual results may differ materially from those contained in such information. These risks and uncertainties include, but are not limited to the risks and hazards associated with environmental compliance and permitting for its underground operations, the strength of the global economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present. Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure materials filed with the securities regulatory authorities in Canada and available at www.sedar.com. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.